



15026741

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 30, 2016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2015

SEC FILE NUMBER
8-67169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2014____ AND ENDING ____December 31, 2014____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SageTrader, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero, Suite 1150

(No. and Street)

San Francisco   **CA**   **94111**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Cooper   **(415) 293-3894**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620   **San Francisco**   **CA**   **94105**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless this form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, **Alan Cooper** , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **SAGETRADER, LLC** as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of San Francisco
Subscribed and sworn to before me this ____
Day of _____ 2015 , by
_____ Alan Cooper _____
proved to me on
the basis of satisfactory evidence to be the
Subscribed and sworn to before me
this ____ day of _____ 2014

_____
Notary Public, California

Notary Public

_____
Signature

C F O
_____
Title

This report* contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
☐ (n) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

SAGETRADER, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
 SageTrader, LLC

We have audited the accompanying statement of financial condition of SageTrader, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SageTrader, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.



San Francisco, CA
February 27, 2015

SAGETRADER, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	169,244
Receivable from clearing broker		114,583
Reimbursed expenses receivable from customers		513,210
Deposit with clearing broker		1,397,934
Prepaid expenses, deposits and other		31,918
Office equipment, net		76,895
Total assets	$	2,303,784

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	810,692
Due to Parent	$	100,000
Total Liabilities	$	910,692
Member's equity		1,393,092
Total liabilities and member's equity	$	2,303,784

See Accompanying Notes to Financial Statement

SAGETRADER, LLC
Notes to Financial Statements
December 31, 2014

1. ## Business and Summary of Significant Accounting Policies

   ### Business

   SageTrader, LLC (the "Company") is a Delaware Limited Liability Company formed in 2003. The Company is a wholly-owned subsidiary of Sage Brokerage Holdings, LLC ("SBH" or the "Parent"), a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the National Futures Association ("NFA").

   The Company has three correspondent clearing relationships: (1) with Merrill Lynch Professional Clearing Corporation ("MLPro"), (2) Wedbush Securities Inc. ("WSI") and, The Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") (collectively, the "Clearing Brokers"). All three provide securities custodial and clearing services to the Company. The Company acts as a fully disclosed introducing broker-dealer and introduces all its customers to these three Clearing Brokers.

   During 2014, the Company maintained futures introducing broker agreements with E D & F Man Capital Markets Inc. ("Man") and, KCG Futures (which was a division of KCG Americas LLC, but was acquired by WSI in October 2014) for futures clearing services. However, there were no transactions with Man during 2014.

   As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

   ### Cash

   Cash consists of cash on deposit with commercial banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

   ### Equipment

   Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $37,270. Depreciation is computed under the straight-line method using estimated useful lives of 5 years.

SAGETRADER, LLC
Notes to Financial Statements
December 31, 2014

Revenue Recognition and Receivables

Commissions and Interest from customer are generated through accounts carried at the introduced Clearing Brokers. Commissions and Interest Revenue are recorded on a trade date basis as securities transactions occur as reported by the Clearing Brokers.

Interest Revenue is the difference between what the clearing firm charges on aggregated customer balances and what the company has the clearing firm charge the customers.

Other Income includes commissions that are generated through commissions sharing agreements and other agreements with a number of broker-dealers.

Commissions receivable represent amounts due from Clearing Brokers, receivables from other broker-dealers and, reimbursed expenses receivable from customers which represents costs invoiced to the customers. The Company believes all amounts are fully collectable.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2010.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Credit Risk

For the year ended December 31, 2014, the top five (5) customers accounted for approximately 47% of commissions from customer accounts. For the year one customer accounted for 21% of commission revenue.

Reimbursed expenses receivable from customers grew last year due to growth in accounts and volume. The expenses consist of trading platform fees, market data fees, and execution fees which are billed to the Company and allocated back to the customers who utilize the services. These vendor invoices are received after month end and posted to the balance sheet as accounts payable with offsetting accounts receivable from customers. Because we do not carry our customer accounts nor hold their cash, these receivables from customers are considered as non-allowable assets in the calculation of regulatory net capital. The Company is in the process of developing technology to track and charge some of these fees prior to month end, which should reduce the amount of the carry over receivable.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had equity of $1,393,092 and net capital of $753,571 after deductions for non-allowable assets. Net capital was $692,858 in excess of its required net capital of $60,713. The Company's aggregate indebtedness to net capital ratio was 1.285 to 1. The Company is required by FINRA to maintain a minimum net capital of $5,000. In 2010, the Company received approval by the NFA to conduct activities as a Futures Introducing Broker. The NFA requires the Company to maintain a minimum net capital of $45,000.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Office Leases

Effective June 1, 2013, the Company leased office space at 747 Third Street, New York, NY. This lease expired on June 1, 2014.

Starting on June 1, 2014 the Company leased office space from 34th Street Suites, LLC in New York. This lease expires on September 30, 2015.

The Company leased its main office space under terms of a lease agreement that expired on March 31, 2014 and was extended through May 1, 2014. Starting on May 1, 2014, the Company the subleased its main office space in San Francisco from an affiliate. This sub-lease will run concurrent with the affiliate's master lease schedules to expire on July 31, 2017. Total rent paid on this space in 2014 was $70,350.

The future minimum lease payments are as follows:

• New York	2015 (January thru September)	$ 53,300
• San Francisco	2015	$105,600
	2016	$105,000
	2017 (January thru July)	$ 61,600

6. Regulatory

The Firm is currently in the middle of a routine FINRA financial and operational examination that started on January 20, 2015. As of February 27, 2015 there have not been any formal exceptions noted. The last previous FINRA examination was in December 2013 and to the best of the Firm's knowledge, all issues raised have been addressed by the Firm. The Company continues to claim exemption from SEC Rule 15c3-3(k)(2)(ii) and believes that its current policies and procedures comply with the provisions of the rule.

7. Related Party Transactions

Members in the Parent have interests in customer accounts introduced by the Company to MLPro.

The Company sub-leases its San Francisco space from an entity in which members in the parent have interests.

Two Individuals who have member interests in the Company also provided consulting services to the Company.